14046027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2014

SEC FILE NUMBER
8-67208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carrington Investment Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 W Putnam Avenue
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Salce (203) 661-6186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Peterson, Miranda & Williamson LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive Third Floor Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/14

OATH OR AFFIRMATION

I, Peter L. Salce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carrington Investment Services, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KATHARINE MILLER
NOTARY PUBLIC
State of Connecticut
My Commission Expires June 30, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carrington Investment Services, LLC

Statement of Financial Condition
As of December 31, 2013 and
Independent Auditors' Report
and Supplemental Report on
Internal Control

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act
of 1934 as a PUBLIC DOCUMENT

squarmilner
Certified Public Accountants
and Financial Advisors

Squar, Milner, Peterson, Miranda & Williamson, LLP

INDEPENDENT AUDITORS' REPORT

To the Member of
Carrington Investment Services, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Carrington Investment Services, LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes thereto.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carrington Investment Services, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 21, 2014

CARRINGTON INVESTMENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013

ASSETS

Cash	$ 1,063,559
Due from affiliates	337,217
Prepaid expenses	24,247
Total assets	$ 1,425,023

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES	
Accounts payable and accrued expenses	$ 21,612
Due to affiliates	103,802
Total liabilities	125,414
Commitments and contingencies (Note 4)	
MEMBER'S INTEREST	1,299,609
Total liabilities and member's interest	$ 1,425,023

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS

The accompanying statement of financial condition includes the accounts of Carrington Investment Services, LLC, a Delaware limited liability company ("CIS"). CIS is a wholly-owned subsidiary of Carrington Investment Services Holdings, LLC, a Delaware limited liability company. CIS commenced operations on December 23, 2005.

CIS is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority Inc. ("FINRA") formally known as National Association of Securities Dealers, Inc. ("NASD"). It received NASD membership approval on July 11, 2006. CIS does not hold any securities in account for either itself or customers. Because CIS acts on a "best efforts" basis and does not commit to purchase any portion of any of the deals it is involved in, take customer orders or hold securities either for its own account or that of customers, FINRA has set CIS' minimum net capital requirement at $50,000.

CIS assists in raising capital, and placing investors or partnership interests in limited partnership entities and investment opportunities managed by Carrington Capital Management ("CCM"), an affiliated entity, or other affiliates. For its services, CIS receives fees ranging from 10% to 20% of the fees earned by CCM and/or its affiliates in connection with the placement of such partnership interests or capital raised.

CIS also participates in selling groups for residential mortgage-backed securities issued by entities sponsored by or affiliated with CCM. CIS acts as a co-manager, supporting a syndicate of one or a group of lead managers in placing certificates from such securities with institutional investors. CIS acts on a "best efforts" basis as a "selected dealer" focusing on placing the investment grade interests of such deals.

As discussed above, all of CIS' revenues for 2013 were sourced from transactions involving affiliated entities. The accompanying financial statements may not be indicative of the conditions that would have existed or the results of operations if CIS had operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies and revenues and expenses in the reporting period. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable. Actual results could differ materially from these estimates.

Revenue Recognition

Revenues generated through either the placement of partnership or security interests, by the referral of investors or by raising capital for affiliates or for affiliate-managed transactions (affiliate business sourcing), are recognized when earned, which is typically when the fees related to that transaction are earned by the affiliate (services are complete and collectability is reasonably assured). Certain fees earned by CIS are contractually limited to time-frames as specified in the agreements. The agreements with its affiliates may be oral or in writing. Revenue from its participation in selling groups (selected dealer revenue) is recognized by CIS at the point in time the deal it is assisting in syndicating closes. Revenue is equal to its agreed fee as noted in the syndication documents, less an estimate for assumed syndication costs.

Cash

All cash is held at a major money center bank. At times, the amount of cash may exceed insured depository limits.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. At December 31, 2013, all of CIS' financial instruments (cash and amounts due from affiliates) approximate fair value.

Income Taxes

CIS is a single-member limited liability company. As such, it is generally not liable for income taxes. Instead, income or loss attributable to its operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state and local levels.

3. RELATED PARTY TRANSACTIONS

CIS' selling commissions are generated from acting as a selected dealer on mortgage-backed securities that are issued by an affiliate of CCM. In addition, marketing revenue recognized in 2013 was generated through its affiliates. CIS revenues in 2013 were related to capital raise efforts for CCM or its affiliated entities, as well as the sourcing of business for such affiliated entities. A listing of revenues recognized from related parties during 2013 is provided below:

Affiliate business sourcing	$ 4,584,279
Selected dealer revenue	494,587
	$ 5,078,866

CIS currently shares office space with CCM and Carrington Holding Company, LLC ("CHC"). As such, CCM and CHC pay certain expenses on behalf of CIS including, but not limited to, rent, technology and other administrative costs. Costs that are not directly attributed to CIS are allocated back by CCM based on an expense sharing agreement ("Services Agreement"). These expenses are recorded in the period incurred.

In addition, the Services Agreement between CIS and CCM requires that CCM pay for certain expenses related to the operation of the CIS branch office in Santa Ana, California. The branch office is located in space shared with other affiliates of CIS. Expenses from this office are attributed to CIS based on an allocation of time incurred from CIS employees on CIS administrative responsibilities. All occupancy and operating costs for that office are paid by CCM and are contractually in CCM's name.

The expenses charged to CIS under the Services Agreement totaled $365,825 for the year ended December 31, 2013. Amounts due to affiliates represent reimbursements due to CCM of $85,535 and CHC of $18,266 under the Services Agreement; amounts due from affiliates of $337,217 represent fees earned on business sourced to Carrington Resolution Services, LLC ("CRS"), Carrington Mortgage Services, LLC ("CMS"), and reimbursements due from CCM.

4. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

CIS periodically generates its revenues by participating in underwritings of mortgage-backed securities where it acted as a "selected dealer." As a "selected dealer," CIS is neither required to nor does it commit to purchase any of the securities offered in the underwritings. CIS works strictly on a "best efforts" basis. In addition to its underwriting activities, CIS generates revenues by raising capital for certain investment opportunities managed by CCM and/or its affiliates. The revenues for both of these services are transaction–based and, as a result, could vary based upon the transaction volume and liquidity of the financial markets.

4. COMMITMENTS AND CONTINGENCIES (continued)

Risks and Uncertainties (continued)

CIS' commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on CIS' financial position and results of operations.

From time to time, CIS may be involved in various claims, lawsuits and disputes with third parties, actions involving allegations of discrimination or breach of contract incidental to the ordinary operations of the business. CIS is not currently involved in any litigation which management believes could have a material adverse effect on CIS' financial position and results of operations.

5. REGULATORY REQUIREMENTS

CIS is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the net capital rules under the Securities Exchange Act of 1934 and FINRA. Under these rules, CIS is required to maintain minimum net capital of the greater of $50,000 or $6^{2/3}$% of aggregate indebtedness, as defined. At December 31, 2013, CIS' net capital was $938,145, which exceeded the minimum net capital requirement by $888,145. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules.

6. SUBSEQUENT EVENTS

On January 31, 2014, CIS made an $800,000 capital distribution. Following the distribution, CIS' net capital (unaudited) was $265,405, which was in excess of the minimum net capital by $215,405.

On February 18, 2014, an affiliate of CIS received a notice to terminate an existing management agreement. The termination was delivered by a business relationship that was originally sourced by CIS and as such CIS has received fees from affiliates related to this relationship. In 2013, revenue generated by this relationship at CIS totaled $2.2 million. The termination will affect CIS' revenue in upcoming periods. The magnitude of the impact to CIS' revenue in 2014 is unknown at this time given that timing of the actual termination date and final termination fee is uncertain.

The Company has evaluated subsequent events through February 21, 2014. Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that

6. SUBSEQUENT EVENTS (continued)

existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued.

SUPPLEMENTAL INFORMATION

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Certified Public Accountants
and Financial Advisors

Squar, Milner, Peterson, Miranda & Williamson, LLP

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)1 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Carrington Investment Services, LLC

In planning and performing our audit of the statement of financial condition of Carrington Investment Services, LLC (the "Company"), as of December 31, 2013 (on which we issued our report dated February 21, 2014), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 21, 2014

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Certified Public Accountants
and Financial Advisors

Squar, Milner, Peterson, Miranda & Williamson, LLP

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Carrington Investment Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Carrington Investment Services, LLC ("CIS") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CIS' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). CIS' management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2013 noting no differences; and
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 21, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067208 FINRA DEC
CARRINGTON INVESTMENT SERVICES LLC 8*8
7 GREENWICH OFFICE PARK
599 W PUTNAM AVE
GREENWICH CT 06830-6005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 12,697
B. Less payment made with SIPC-6 filed (exclude interest) 7/24/13 Date Paid		(7,085)
C. Less prior overpayment applied		(Ø)
D. Assessment balance due or (overpayment)		5,612
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,612
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,612	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carrington Investment Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of January, 20 14.

Fin-OP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,078,866
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 5,078,866
2e. General Assessment @ .0025	$ 12,697 (to page 1, line 2.A.)

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